SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         Date of Report: August 7, 2000


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3771 LK Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                                Herndon, VA 20171

                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K


         Baan Company N.V., a Netherlands corporation ("Baan Company"), issued a press release dated August 3, 2000 (the "Press Release"), announcing that an Extraordinary General Meeting of Shareholders will be held on August 18, 2000, at which shareholders will be asked to adopt Baan Company's 1999 Annual Accounts and the Asset Purchase Agreement and Offer Amendment with Invensys plc and to appoint new members of the Management and Supervisory Boards.

         The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

         Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission. The foregoing disclaimer does not apply to statements made in connection with the offer to purchase the outstanding common shares of Baan Company by Invensys plc.


EXHIBIT NO.                                DESCRIPTION
------------             ------------------------------------------------

99.1                     Press Release of Baan Company N.V., dated August 3,
                         2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BAAN COMPANY N.V.

Date: August 7, 2000               By:  /s/ Robert Goudie
                                        ----------------------------------
                                        Robert Goudie
                                        Senior Vice President, General Counsel
                                        and Secretary

                                  EXHIBIT INDEX


Exhibit No.                              Description
---------                --------------------------------------------

99.1                     Press Release of Baan Company N.V., dated August 3,
                         2000.